PE 3/14/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 20 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005869

March 20, 2014

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 3-20-14

Scott McMillen
The Charles Schwab Corporation
scott.mcmillen@schwab.com

Re: The Charles Schwab Corporation
Incoming letter dated March 14, 2014

Dear Mr. McMillen:

This is in response to your letter dated March 14, 2014 concerning the shareholder proposal submitted to Charles Schwab by Investor Voice on behalf of the Seattle Mennonite Church. We also have received letters on the proponent's behalf dated March 14, 2014 and March 19, 2014. On March 6, 2014, we issued our response expressing our informal view that Charles Schwab could not exclude the proposal from its proxy materials for its upcoming annual meeting under rule 14a-8(i)(3). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Charles Schwab, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

Wednesday, March 19, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Response to Charles Schwab Corporation Appeal of Staff Decision

Ladies and Gentlemen:

On behalf of the Proponent, the Seattle Mennonite Church ("Proponent"), we respectfully request that the Charles Schwab Corporation's ("Schwab" or "Company") March 14, 2014 request for reconsideration be denied, and that the Staff's March 6, 2014 decision regarding the Company's no-action request be allowed to stand.

The Company has submitted three requests for Staff consideration of its contention that the November 29, 2013 Proposal should be excluded. These were dated: January 2, 2014; February 7, 2014; and March 14, 2014.

Schwab's March 14th request represented a third consideration, asked for the Staff's prior decision (which was based upon the first two submissions) to be overturned, and also imposed upon Staff a request for expedited handling and reply.

We note that the expressed need for urgency and expedited handling was imposed by the untimely nature of the Company's 3rd request for consideration – which was submitted 6 minutes before close-of-business Eastern time on a Friday afternoon. This effectively meant it was submitted on Monday morning – 11 days after the Staff's March 6th decision in favor of the Proponent.

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(A)
OVERVIEW

The Company contends in its March 14, 2014 letter that the Proposal is either "vague" or "false and misleading" for two reasons:

- The one-time use of the word "withheld" in relation to board elections.
- The absence of specific instructions as to how the rare instance of a contested board election would be handled.

In respect for Staff's time and in light of the Company's request for expedited review, our response to these two items will be brief.

(B)
"WITHHELD"

(B-1)

The Company's request for reconsideration claims that the Proposal should be excluded under Rule 14a-8(i)(3) for being vague and misleading, asserting that the use of the word "withheld" is inconsistent with the majority voting standard which the company uses for board elections. However, despite use of the word "withheld" in the Resolve clause, the Proposal explicitly recognizes that the Company's board election process *follows the procedure sought by the proposal.*

The Proposal expressly states in its Supporting Statement:

- [3] Further, we observe that Schwab embraces the *SEC Standard* (that this proposal requests) for director elections. In this company-sponsored proposal, the Company <u>excludes abstentions</u>, stating they "will not count as a vote cast"

Thus, contrary to the inaccurate interpretation put forward by the Company, the Proposal expressly understands the current board election procedure, and accurately describes it as following the approach sought by the Proposal. Regardless of the inadvertent use of the word "withheld," the Proposal is not directed at making changes to the board election process – it is clearly directed toward reforming the voting procedures for *other* items besides the board election.

Although the use of the word "withheld" in the Resolve clause differs from the Company's current treatment of the board election on its proxy card, given the clear language of the Proposal (one example of which is noted above) it is apparent that the Proposal does not treat the election process in a significantly distorted or misleading manner.

In short, a solitary appearance of the word "withheld" is decidedly not a sufficient basis for finding the Proposal vague or misleading. This is not an instance where the Proposal is so inherently vague or indefinite that the shareholders voting on the Proposal, or the Company in implementing the Proposal, would be unable to determine with any reasonable certainty what actions or measures the Proposal requires.

Thus, the Company has failed to objectively demonstrate that the Proposal or the referenced portions of the Supporting Statement are materially false or misleading.

(B-2)

Further, there is not enough difference between "abstain" and "withhold" to be misleading to the typical voter. Both involve an active decision by the shareholder to not cast a vote "for" the candidate; thus, any potential confusion that may result from this inadvertent word use is not sufficient to mislead or materially impact the proceeding.

As well, the parenthetical in question is not needed to understand the Resolve clause, because it relates to board elections and the Proposal does not request changes to board elections – only to apply what already exists for board elections to all other proposals.

(B-3)

The Company cites a recent decision in *The Goldman Sachs Group, Inc.* (avail. March 7, 2014), which it states involved an identical proposal from the same Proponent. However, the Proponent had not had an opportunity to respond to that proposal before Staff's determination was made. Therefore, because the determination was not briefed, it is not an appropriate precedent to consider in relation to the present instance.

The Company asserts that:

- the "reference to 'withheld' votes in the resolution contained in the Proposal is inconsistent with the Company's majority voting standard and renders the Proposal so vague and indefinite as to be misleading."

However, given the clear thrust of the Proposal – which is to change how *other*, non-board, proposals are addressed – the inadvertent reference to "withheld" votes is a harmless error, not one that renders the proposal materially misleading.

In fact, the request of the Proposal is to have all items voted using the simple majority formula that is applied to the board election.

(B-4)

The Staff has made a number of previous decisions on majority vote proposals that involved similar (and some decidedly more pronounced) ambiguities and vagaries, which Staff has not found sufficient to cause exclusion under Rule 14a-8(i)(3).

In fact, even if this Proposal had gone so far as to expressly identify the Company's current board voting procedure as being "plurality voting" – which it did not – there is precedent for finding that even a mischaracterization of the voting procedure itself can be deemed a harmless error, such that the proposal should not be found excluded under Rule 14a-8(i)(3).

In *Nucor Corp.* (January 31, 2006) the supporting statement of the Proposal stated, "[o]ur Company presently uses the plurality vote standard to elect directors." The Company asserted that that statement was false and misleading because Nucor, by adopting the Nucor Governance Principle, had instituted a different director election standard under which a director nominee who received only a plurality vote would not be assured a position on Nucor's Board because such director must tender his or her resignation to the Board. The Company asserted that the results obtained from a majority vote standard under Delaware law would not differ substantially from the results obtained under the Company's approach.

> ➢ However, even the failure to accurately characterize the Company's voting standard in that instance was <u>not sufficient</u> to find the proposal excludable under Rule 14a-8(i)(3).

In the present instance, the Proposal does not make the obvious misstatement as was present in the *Nucor Corp.* determination, and this Proposal is clearly directed toward altering the voting principles for items *other* than board elections.

Therefore, the assertions and purported concerns put forward by the Company in its March 14, 2014 letter are not significantly material to this discussion, and are not a substantive enough basis upon which to overturn Staff's prior decision.

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(C)
CONTESTED DIRECTOR ELECTIONS

(C-1)

The Company argues that the Proposal also fails to explain how the voting standard it advocates would operate in the rare instance of a contested director election (that is, an election in which the number of nominees exceeds the number of directors to be elected).

However, in several prior precedents Staff has not allowed omission in instances where the proponent left to the Board the decision as to whether a plurality director election standard is appropriate in the instance of a contested election.

In these prior precedents (a sampling of which are detailed below) the companies argued that if the Board has the discretion to decide whether the majority vote standard should be used in contested elections, the Company's stockholders would not have a clear understanding as to when the majority vote standard will be used. Stockholders voting for the Proposal, the companies argued, could perceive that their vote would require majority votes for election of directors in all circumstances.

- However, despite this described ambiguity, the Staff found that the proposals were not excludable under Rule 14a-8(i)(3).

In the present instance, the use of the word "withheld" does not materially affect a voting shareholder's understanding of or the Company's implementation, if passed, of the Proposal – in part because the Proposal does not imply there will be changes made to the current manner of handling board elections.

Though the Staff has agreed with the exclusion of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal," *Occidental Petroleum Corp.* (Feb. 11, 1991), this is *not* such an instance.

It also is *not* an instance which "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

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(C-2)

Examples of the many Staff precedents that support the non-excludability of the current Proposal include:

Citigroup Inc. (February 14, 2005) where the proposal left to the Board the decision whether a plurality director election standard is appropriate in contested elections. The Company in that instance asserted that the proposal was "only half-formed."

> However, the Staff found that these vagaries were <u>not</u> such that the proposal could be excluded under Rule 14a-8(i)(3).

Cinergy Corp. (February 18, 2005). The Company argued that the simple majority voting requirement of the proposal was vague and indefinite in important conceptual respects in scenarios in which (i) no director nominee receives the requisite vote in the Proposal; (ii) the number of director nominees receiving the requisite vote is insufficient to enable the Company to continue to comply with the listing standards of the New York Stock Exchange (the "NYSE"); and (iii) the number of director nominees receiving the requisite vote exceeds the number of board seats.

> However, the staff concluded that the proposal could <u>not</u> be omitted under rule 14a-8(i)(3).

American Int'l. Group, Inc. (March 14, 2005) and *El Paso Corp.* (February 25, 2005) involved similar arguments regarding the supposed vagueness of the proposal in scenarios in which no director nominee receives a requisite vote.

> Again, the Staff found that the proposals were <u>not</u> vague enough to exclude, even though the company would need to make adjustments to the approach of the proposal, if it were approved, in order to address every foreseeable circumstance.

(D)
IN CLOSING

The Proposal provides a clear and accurate description of the vote-counting formula that is mandated by the SEC for purposes of determining eligibility for resubmission, and accurately equates that to the majority vote standard currently used for the Company's board elections.

The Company has not substantiated its claims that the Proposal is vague, false, or misleading; and Staff has rendered numerous determinations that did not allow omission of proposals that had far more serious "defects" than the single errant word inadvertently included in this Proposal.

That said, should Staff prefer it, the Proponent is willing to revise the Resolve clause before the Proposal is printed and published, so as to strike the parenthetical phrase:

- (or, "withheld" in the case of board elections)

Therefore, for the reasons cited herein and with the spirit of accommodation evidenced above, we respectfully submit that the Company has failed to meet its burden of proof; that the Staff's decision of March 6, 2014 in favor of the Proponent should be allowed to stand; and that the entirety of the Proposal should be included in the Company's 2014 proxy.

We deeply appreciate the significant amount of time and attention given by Staff to the Company's three requests for consideration, and to the Proponent's responses thereto.

Should Staff have questions or desire clarification in any regard, we are available for further discussion at: team@InvestorVoice.net or (206) 522-3055.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc Seattle Mennonite Church
Scott McMillen, Vice President and Associate General Counsel, Charles Schwab Corporation

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Friday, March 14, 2014 10:57 PM
To: shareholderproposals
Cc: 'Scott McMillen'; 'Bruce Herbert - IV Team'
Subject: Re: SCHW. Charles Schwab, Reconsideration of Investor Voice Proposal
Importance: High

March 14, 2014

By Electronic Transmission: ShareholderProposals@sec.gov
with contemporaneous cc to: Scott McMillen - SCHW
Scott.McMillen@schwab.com

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: In Response to Charles Schwab Request #3 for Consideration

Ladies and Gentlemen:

The Charles Schwab Corporation has now submitted, effective this evening, three requests for Staff consideration of a shareholder proposal that was filed November 29, 2013 by Investor Voice on behalf of the Equality Network Foundation.

Schwab's three separate requests for consideration were dated:

- January 2, 2014
- February 7, 2014
- March 14, 2014

Schwab's most recent request not only represents a third consideration and asks for Staff's prior determination to be overturned, it also seeks to impose upon Staff the burden of expedited handling and reply.

On behalf of the Proponent, the Equality Network Foundation, we respectfully submit that the Company's third request for consideration be denied, and that the Staff's March 6, 2014 decision regarding the Company's no-action request be allowed to stand.

In its March 6th Response, the Staff determined:

> **"...we are unable to conclude that the proposal or the supporting statement are materially false**
> **or misleading or that they are so inherently vague or indefinite that neither the shareholders voting**
> **on the proposal, nor the company in implementing the proposal, would be able to determine with**

any reasonable certainty exactly what actions or measures the proposal requires..."

The Proponent asks Staff for a summary dismissal of the Company's third request based upon the following reasons.

Because:

1. A third request for consideration is extraordinary and excessive.

2. The third request for consideration is untimely:

   (a) It is dated eight days following the Staff's Response determination, which – given the weekend – means it was effectively submitted 11 days following the Staff's March 6th decision to deny the no-action request.

   (b) It arrived late – just 6 minutes before close-of-business Eastern time – on a Friday afternoon. This effectively adds three calendar days to the date of its untimely arrival.

3. The third request for consideration is unduly burdensome to both Staff and the Proponent.

   (a) It seeks expedited processing in less than five business days, which places an unwarranted burden on both Proponent and Staff (especially when one considers that delivery was essentially made after-hours on a Friday).

4. The third request for consideration relies on inaccurate data and unreliable precedent, in that the Company:

   (a) Bases its primary citation on *The Goldman Sachs Group, Inc.* (March 7, 2014), which was a determination made on a no-action request that was not briefed.

   (b) Twice presents the spurious assertion that: "The Proposal [submitted to Schwab] is **identical** to the proposal excluded in *Goldman Sachs*" (bold emphasis added).

      - A document comparison conducted by *Microsoft Word* reveals that there are 113 revisions between the Goldman proposal and the Schwab proposal (which were filed nearly two weeks apart from each other).

      - Therefore, the two proposals are clearly not identical and thus are not comparable in the way that the Company would have Staff believe that they are.

(c) The *Goldman Sachs* determination is in the process of being reviewed for appeal. Because it was unbriefed at the time of the Staff's determination, the Proponent believes there is every likelihood that the determination may not stand.

5. The third request for consideration, if Staff acts upon it, could place the Proponent at unfair risk.

   (a) This is because the third request is based upon a citation that may be overturned.

   (b) Should Staff rule in favor of the Company's third request for consideration, and then see *Goldman Sachs* overturned, Schwab may have already printed its proxy (scheduled to commence in 5 business days). This would improperly deny the Proponent – who has already prevailed in the face of two prior considerations of this Schwab challenge – the opportunity to have its proposal included in the 2014 proxy.

   (c) The risk of being denied the opportunity to respond, and to having its proposal stricken from the proxy without due process is a risk entirely created by the Company's delay of up to 11 days before submitting this third request for consideration.

   - This is an unfair risk to impose on the Proponent, especially considering (as referenced above) that the Proponent has already prevailed in the face of two prior considerations of this Schwab challenge.

In Closing

Because the Company's third request for consideration may be deemed to be excessive, unduly burdensome, reliant upon inaccurate data and unreliable precedent, and to place the Proponent at unfair risk – the Proponent respectfully requests that Staff deny Schwab's third request.

If Staff is unable to concur with the Proponent's plea for summary dismissal, we request being promptly notified so that a thoroughgoing response to the Company's March 14, 2014 submission may be prepared.

We thank the Staff for its time and attention in the consideration of this matter, and the undersigned is available now, through the weekend, as well as next week to respond to any Staff request for clarification or additional information.

Sincerely, . . . Bruce Herbert | team@InvestorVoice.net

cc: Scott McMillen, Vice President and Associate General Counsel, Charles Schwab Corporation

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Bruce Herbert | Chief Executive | AIF : Accredited Investment Fiduciary
Investor Voice, SPC | 10033 - 12th Ave NW | Seattle, WA 98177
www.InvestorVoice.net | team@InvestorVoice.net | (206) 522-3055

From: McMillen, Scott [mailto:Scott.McMillen@schwab.com]
Sent: Friday, March 14, 2014 1:53 PM
To: 'shareholderproposals@sec.gov'
Cc: 'team@investorvoice.net'
Subject: Charles Schwab: Reconsideration of Investor Voice Proposal

Attached is a request for reconsideration of the request for no-action submitted by The Charles Schwab Corporation to the shareholder proposal submitted by Investor Voice. The Company anticipates to begin printing its proxy statement on March 21, 2014 and filed with the Commission on March 28, 2014. If you have any questions about this submission, please contact me at (415) 667-1602 or by email at Scott.McMillen@Schwab.com. Thank you.

Scott McMillen
Vice President and Associate General Counsel
Charles Schwab & Co., Inc.
E-mail: Scott.McMillen@Schwab.com
Tel. (415) 667-1602

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

March 14, 2014

By electronic transmission to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Charles Schwab Corporation—Omission of Stockholder Proposal Submitted by Investor Voice on behalf of the Seattle Mennonite Church — Securities Exchange Act of 1934, as amended—Rule 14a-8—Request for Reconsideration*

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its letter to The Charles Schwab Corporation (the "Company") dated March 6, 2013 and advise the Company that it will not recommend enforcement action to the Commission if the Company omits from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Annual Meeting") the stockholder proposal (the "Proposal") submitted by Investor Voice (the "Proponent"), on behalf of the Seattle Mennonite Church.

The Company would like to bring the Staff's attention additional facts regarding the Company in requesting the Staff's reconsideration. The Company has previously implemented majority voting for directors. As such, stockholders are asked to vote for, against or abstain on individual directors. The Proposal contemplates "withheld" votes in the resolution, which is inconsistent with the Company's majority voting standard. As in the case of *The Goldman Sachs Group, Inc.* (avail. March 7, 2014), which considered the identical proposal from the Proponent, for the reasons set forth below, the Company believes that the Proposal may be excluded under 14a-8(i)(3) because neither the Company nor its stockholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Company is preparing its final proxy statement for printing, which it anticipates to be printed beginning on March 21, 2014 and filed with the Commission on March 28, 2014. The Company is concurrently sending a copy of this letter to the Proponent, as notification of the Company's request for reconsideration.

The reference to "withheld" votes in the resolution contained in the Proposal is inconsistent with the Company's majority voting standard and renders the Proposal so vague and indefinite as to be misleading.

The reference to "withheld" votes in the Proposal renders the Proposal excludable under Rule 14a-8(i)(3) because it asserts that the Company offers stockholders the opportunity to withhold votes from director nominees on its proxy card. Pursuant to Article III, Section 3.03 of the Company's Fourth Restated By-Laws (the "By-Laws"), directors are elected by a majority of the votes cast for the director, which "shall mean that the number of shares voted 'for' a director's election exceeds 50% of the number of votes cast with respect to that director's election." This voting standard applies except in the rare case of a contested election. Rule 14a-4(b)(2) stipulates that the proxy card used for the election of directors must provide stockholders the means to withhold votes from director nominees. However, Instruction No. 2 to Rule 14a-4(b)(2) provides that, "[i]f applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." Accordingly, because the By-Laws establish a majority voting standard for the election of directors in uncontested elections, as permitted by Delaware law, the Company's proxy card offers stockholders the option to vote "for," "against" or "abstain" with respect to each director nominee. By contrast, under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. Under a plurality voting system, stockholders are provided the option to vote "for" or "withhold" with respect to each director nominee. Thus, the Proposal is vague and indefinite because its request that the Company amend its governing documents to provide for tabulation of "for" and "withhold" votes "in the case of board elections" is premised on the misapprehension that the Company has plurality voting, which permits stockholders to "withhold" votes. In fact, the Company has majority voting for uncontested elections and does not have a mechanism for stockholders to "withhold" votes in the typical election. The Proposal thus leaves the Company and its stockholders with no direction on how the Proposal would be implemented.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or supporting statements are so vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *The Goldman Sachs Group, Inc.* (March 7, 2014)(concurring with exclusion of similarly worded proposal that was "inconsistent with the [c]ompany's majority voting standard"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). In this regard, the Staff has concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) when implementing the proposal would not have the effect that the proposal says it will, including when relevant facts not addressed on the face of the proposal would curtail or otherwise affect the implementation or operation of the proposal. The Proposal is identical to the proposal excluded in *Goldman Sachs* (March 7, 2014), where the same Proponent submitted the same proposal to the company and the Staff concurred that the proposal was excludable under Rule 14-a(8)(i)(3) as vague and misleading. In *USA Technologies, Inc.* (avail. Mar. 27, 2013), the proposal asked the company's board of directors to "adopt a policy" requiring that the chairman of the board be an "independent director who has not served as an executive officer of the [c]ompany." The company argued that its bylaws required that "[t]he chairman of the board shall be the chief executive officer of the corporation" and that the proposal therefore was vague because it did "not request the [b]oard to make any modification or amendment to ... the [c]ompany's bylaws or even refer to the resulting direct conflict between the [p]roposal and the bylaws." The Staff concurred that the proposal could be excluded, noting that, "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *JPMorgan Chase & Co.* (avail. Jan. 31, 2008), the proposal sought to prohibit restrictions on the "shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any stockholder right to call special meetings, nor did it set any default "standard" for such stockholder-called meetings. Therefore, it was impossible to compare restrictions on a stockholder's ability to call a special meeting with a non-existent "standard allowed by applicable law." The Staff thus concurred that the proposal was excludable as vague and indefinite. *See also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring in exclusion of a proposal to make certain changes to "[a]ll incentive awards to a senior executive whose performance measurement period ... is one year or shorter" when the company argued that the only incentive plan awards that it granted were based on measurement periods of more than one year); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring that a proposal could be excluded when it sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration).

As with the Staff precedent cited above, the Proposal includes inconsistent and misleading language as to the impact that the Proposal would have in the case of board elections. The Proposal provides that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections)." Thus, in the context of director elections, the Proposal calls for a voting standard of a simple majority of the shares voted "for" and "withhold." As discussed above, "withhold" votes are generally only relevant under plurality voting. However, under plurality voting, the directors that receive the most "for" votes are elected, and "withhold" votes do not impact the outcome of the vote. Thus, a voting standard calling for a simple majority of the shares voted "for" and "withhold" is inconsistent with the operation of plurality voting, as well as with majority voting. The Proposal also fails to explain how the voting standard it advocates would operate in a contested director election (that is, an election in which the number of nominees exceeds the number of directors to be elected). In such a case, it is possible that the number of directors that receive a majority of the votes cast (as the Proposal would require for a director to be elected) could be less than the total number of open seats on the board of directors, in which case a full slate of directors would not be elected. In this circumstance, under Delaware law, some incumbent directors would continue to hold office, even if they received fewer votes than other candidates. The absence of any indication in the Proposal as to how it would operate in the context of a contested election is further evidence that stockholders would not be able to determine with any reasonable certainty the consequences of adopting the Proposal. Because the Proposal fails to clarify what voting standard it advocates in the election of directors, consistent with the precedents cited above, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal as they would be unable "to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." *See SLB 14B.* Accordingly, the Proposal is impermissibly vague and indefinite so as to be inherently misleading with regard to director elections, and thus may be properly excluded under Rule 14a-8(i)(3).

For these reasons, the Company respectfully requests that the Staff reconsider the Company's request for exclusion and concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the Company's 2014 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,

Scott McMillen

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

cc: Bruce T. Herbert, Chief Executive, Investor Voice (via email team@investorvoice.net)